

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Nicholas K. Akins
Chairman and Chief Executive Officer
SOUTHWESTERN ELECTRIC POWER CO
1 Riverside Plaza
Columbus, Ohio 43215

> **Re: SOUTHWESTERN ELECTRIC POWER CO**
> **Registration Statement on Form S-3**
> **Filed May 11, 2020**
> **File No. 333-238159**

Dear Mr. Akins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation